EXHIBIT 99.1

Liminal BioSciences Reports Third Quarter 2022 Financial Results and Business Highlights

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$40.8M of cash and cash equivalents at September 30, 2022
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Discontinuation of fezagepras development
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Termination of legacy CDMO agreement for cash savings of $33.1 million
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Net loss from continuing operations of $4.5 million during the quarter ended September 30, 2022 compared to $9.7 million net loss for the same period 2021
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Current cash runway is anticipated to support our near-term development goals into the fourth quarter of fiscal 2023
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Possibilities to sell non-core assets to further extend runway into 2024
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Changes to strengthen executive leadership team

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – November 9, 2022 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), today reported its financial results for the third quarter ended September 30, 2022.

“We are pleased to be entering the fourth quarter of 2022 with anticipated cash and cash equivalents to fund our near-term development goals into the fourth quarter of 2023, with possibilities to further extend that runway into 2024 with the sale of non-core, real estate assets,” stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. “We look forward to executing on our key corporate and R&D priorities which include nominating our lead candidate for the Company’s GPR84 antagonist program in the coming months, potentially by the end of 2022.“

We are also pleased to be announcing some changes to our executive leadership team. Nicole Rusaw, who has been serving as interim Chief Financial Officer since March 2, 2022, has been appointed as Chief Financial Officer (CFO) effective immediately. In her role as Liminal BioSciences’ CFO, Nicole will continue to lead the finance function and implement progressive financial, operating, and technical processes as a permanent member of the team.

In addition to the appointment of Nicole as CFO, Dr. Gary Bridger, current member of the Board of Directors and Strategic Advisor to the Company, has been named Interim Chief Scientific Officer effective immediately. Dr. Bridger will oversee the Research and Development function and assume responsibility for leading all aspects of the Company’s research and development programs. Dr. Bridger continues to serve as a board member of the Company.

“With the business poised to embark on the next stage of its journey, we are excited to make these changes to the senior leadership team. The leadership qualities, extensive experience in drug development and demonstrated track record of leading teams at significant organizations of Nicole and Dr. Bridger come at an important time as we prepare for key milestones for our small molecule pipeline,” stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences.

Key Corporate and R&D Priorities for 2022

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Following the completion of internal pre-clinical disease modelling studies, we intend to nominate a pre-clinical candidate and announce the area(s) of potential indication(s) for further development of our GPR84 antagonist program in the coming months, potentially by the end of 2022.
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Continue to actively seek opportunities to monetize non-core assets and to reduce costs.

Recent Developments

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In September, upon approval from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq"), we transferred our common shares from The Nasdaq Global Market to The Nasdaq Capital Market, as allowed under Listing Rule 5810(c)(3)(A). Our common shares began trading on The Nasdaq Capital Market effective at the start of trading on September 6, 2022. In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted us a second period of 180 calendar days, or until February 27, 2023, to regain compliance with the minimum bid price requirement for continued listing by achieving a closing bid price on Nasdaq of at least $1.00 per share for a minimum of 10 consecutive trading days. We provided Nasdaq with our written intent to cure the minimum bid price deficiency during the additional compliance period by implementing a reverse stock split, which would require stockholder approval, if necessary, prior to the expiration of the second compliance period. We intend to hold a shareholder’s meeting to proceed with a reverse stock split in the first quarter of 2023 to regain compliance with the Nasdaq listing requirements.

Other Business Highlights

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In July 2022, we discontinued the development of fezagepras, our former small molecule lead product candidate. The decision to discontinue the development of fezagepras was based on results from the Phase 1a single-ascending dose, or SAD, clinical trial, which indicated that fezagepras was significantly inferior compared to sodium phenylbutyrate as a nitrogen scavenger. The Phase 1a SAD clinical trial of fezagepras initiated in May 2022 was designed as a head-to-head comparison with sodium phenylbutyrate to provide us with further data to determine whether fezagepras was worth developing for one of the potential indications where nitrogen scavenging is beneficial. The recommendation to stop the development program for fezagepras was not based on safety concerns.
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In August 2022, we acquired 100% of the outstanding preferred and common shares of our subsidiary, Pathogen Removal Diagnostic Technologies Inc. (PRDT), resulting in the Company now having 100% ownership of PRDT. PRDT owns and controls certain prion reduction technology which is considered a non-core asset of the Company.

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In August 2022, we entered into an agreement for the termination of our legacy Contract Development and Manufacturing Organization (CDMO) agreement relating to the manufacture of our previously held plasma-derived therapeutics products. The termination is part of our previously disclosed objective to streamline our business, divest our non-core assets and eliminate contracts associated with our previously owned plasma-derived therapeutics business. The agreement resulted in the immediate termination of the CDMO agreement, and all our obligations associated therewith, including any annual minimum purchase commitments. Under the terms of the agreement, we agreed to pay a total of $18 million, of which $11.2 million was paid upon execution of the agreement and covered past sums due to the date of termination. The Company will make two further payments of which $3.4 million will be payable in the first quarter of 2023 and the remaining $3.4 million will be payable in the first quarter of 2024. The agreement contains customary releases and resulted in go-forward cash savings of approximately $33.1 million.

Third Quarter 2022 Financial Results

All figures presented in this section are in Canadian dollars.

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Cash and cash equivalents were $40.8 million at September 30, 2022 while our working capital, i.e., the current assets net of current liabilities, was $35.2 million.
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Research and development expenses were $3.5 million during the third quarter of 2022 compared to $5.0 million for the third quarter of 2021. The decrease was mainly attributable to decreases in intangible assets depreciation expense, royalty dues, clinical trial costs of $0.4 million, $0.3 million and $0.2 million respectively and a general reduction in operating expenses.
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Administration expenses were $4.4 million for the third quarter of 2022 compared to $9.4 million for the third quarter of 2021. The decrease in administration expenses is primarily due to a decrease of $2.5 million in expense as a result of reduced directors’ and officers’ insurance premiums, a reduction in share-based payment expense of $1.2 million and a reduction in salaries and other benefits of $1.2 million.

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Net loss from continuing operations, net of taxes was $4.5 million for the third quarter of 2022 compared to $9.7 million for the third quarter of 2021. The decrease in loss was mainly due to reductions in research and development expenses of $1.5 million, administration expenses of $5.0 million, reflecting the reduction in insurance expense and finance costs of $2.8 million due to the repayment of the Company’s long-term debt. The decrease is partially offset by a decrease in gains on the variation in fair value of the warrant liability that is measured at fair value through profit or loss of $4.9 million.
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Non-controlling interests in our PRDT subsidiary have been reduced to $nil following the acquisition of the outstanding preferred and common shares, previously not owned by the Company, in August 2022. The balance of the non-controlling interests on the statement of financial position on the date of acquisition was a debit balance of $9.3 million and has been reclassified against the deficit account during the third quarter of 2022.
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Total income from discontinued operations was $26.8 million for the third quarter of 2022 compared to $84.2 million in the third quarter of 2021. The income from the third quarter of 2021 comprised of the gain on sale of discontinued operations of $129.8 million driven by the sale of the Priority Review Voucher (PRV) for $131.0 million (net of selling cost of $1.9 million). The gain was partially offset by a loss in operations of the former plasma-derived therapeutics segment driven by two payments made from Prometic Biotherapeutics Inc. to Prometic Bioproduction Inc. (PBP) on September 29, 2021, PBP then owned by Kedrion S.p.A., a first payment for $39.5 million, representing 30% of the net proceeds it received from the sale of the PRV, as compensation for past research and development services, and a second payment for $6.4 million made in prepayment for future R&D services. Comparatively the income from discontinued operations of $26.7 million in the third quarter of 2022 resulted from the termination of our legacy CDMO agreement, entered into in August 2022. The termination agreement resulted in the extinguishment of the entire CDMO lease liability and the recognition of a gain on modification of a liability, included in financing costs from discontinued operations of $16.0 million, and a reversal in the CDMO onerous provision of $10.7 million.
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Net Income was $22.3 million for the third quarter of 2022 compared to income of $74.5 million for the third quarter of 2021.

About Liminal BioSciences Inc.

Liminal BioSciences is a development-stage biopharmaceutical company focused on discovering and developing distinctive novel small molecule therapeutics for inflammatory, fibrotic, and metabolic diseases using our drug discovery platform with a data-driven approach. The Company is currently developing GPR84 antagonists and OXER1 antagonists. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things: advancement of Liminal Biosciences’ product candidates, including the Company’s expected cash runway; timing of the designation of a lead product candidate for the Company’s GPR84 antagonist program; the potential development of the Company’s R&D programs; the timing of initiation or nature of preclinical and clinical trials and potential therapeutic areas; the roles and expected benefits to the Company related to the new members of the executive leadership teams; the potential sale of non-core, real estate assets; and our ability to build value for our shareholders and reduce costs relating to contracts associated with the previous operations of the organization.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the Company’s ability to raise the capital necessary to continue as a going concern,; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization activities; the successful and timely initiation or completion of preclinical and clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; the ability to resolve the Nasdaq listing deficiency and regain compliance with the Nasdaq Listing Rules; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; the successful and timely integration of the new members of the executive leadership teams; the impact of the COVID-19 pandemic on the Company’s workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2021, as well as other filings and reports Liminal Biosciences’ may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize.

Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Associate Director, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881